

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



April 2, 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 2255-8139.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

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Finalization of Merger with Samsung Digital Imaging

On April 2, 2010, Samsung Electronics finalized the merger with Samsung Digital Imaging Co., Ltd.

As disclosed on February 23, 2010, Samsung Electronics will distribute treasury shares (common shares) to Samsung Digital Imaging shareholders from April 13 to 16, 2010 to pay for the merger.

For details of the merger, please refer to disclosure of February 23, 2010 "BOD Approval of Merger with Samsung Digital Imaging."